         FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                           FILING COMPANY: SOLECTRON CORPORATION
                                  SUBJECT COMPANY: CENTENNIAL TECHNOLOGIES, INC.

Analysts Contacts:                                    Media Contacts:
-----------------                                     --------------

Thomas Alsborg                                        Robert (Bob) Kula
Solectron Corporation                                 Solectron Corporation
+1 (408) 956-6614 (U.S.)                              +1 (408) 935-5405 (U.S.)
thomasalsborg@ca.slr.com                              robertkula@ca.slr.com

Richard J. Pulsifer                                   Karen Schwartzman
Centennial Technologies, Inc.                         Polaris Public Relations
+1 (978) 805-2323 (U.S.)                              +1 (617) 437-9990 (U.S.)
rpulsifer@cent-tech.com                               kschwartzman@polarispr.net


                  SOLECTRON ENTERS INTO DEFINITIVE AGREEMENT TO
                      ACQUIRE CENTENNIAL TECHNOLOGIES, INC.

         - CENTENNIAL'S DESIGN, MANUFACTURING AND MARKETING CAPABILITIES
                    FOR PC CARD BASED PRODUCTS TO STRENGTHEN
                SOLECTRON'S TECHNOLOGY SOLUTIONS BUSINESS UNIT -

For Immediate Release: Jan. 23, 2001

MILPITAS, Calif., and WILMINGTON, Mass. -- Solectron Corporation (NYSE: SLR), the world's leading provider of electronics manufacturing and supply-chain management services, and Centennial Technologies, Inc. (NASDAQ: CENL) said today they have entered into a definitive merger agreement for Solectron to acquire Centennial. As a result of the transaction, Solectron will acquire all of Centennial's design, manufacturing and marketing capabilities, which include memory module and memory card solutions based on SRAM and flash technologies for OEMs and end users in multiple markets such as telecommunications, data communications, mobile computing and medical markets. Centennial will operate under Solectron's Technology Solutions Business Unit, which currently includes SMART Modular Technologies, Inc. and Force Computers, Inc.

Under the terms of the agreement, Solectron will issue or reserve for issuance upon the exercise of assumed stock options approximately 2.96 million shares of Solectron
                                    - more -
common stock in exchange for all of Centennial's fully diluted equity, including all outstanding Centennial stock options to be assumed by Solectron in connection with the transaction. Based upon the average closing price of Solectron common stock last week, net of the proceeds from the exercise of stock options, the net purchase price of the transaction will be approximately US$108 million. Using Centennial's current capitalization and assuming conversion of Centennial's outstanding convertible preferred stock, the exchange ratio for the transaction is expected to be approximately 0.536 shares of Solectron common stock for each share of Centennial common stock. The transaction will be accounted for as a purchase and is expected to close during the second quarter of calendar year 2001. The completion of the transaction is subject to governmental approvals, including antitrust clearance, approval of the transaction by Centennial's stockholders and other customary closing conditions.

"We are excited by the opportunity to strengthen our flash memory module and PC card businesses," said Ajay Shah, president and CEO of the Technology Solutions Business Unit. "Centennial's expertise in these areas will enhance our current technology capabilities and expand our presence in United States, Canada and the United Kingdom. Furthermore, this acquisition extends our Technology Solutions Business Unit customer base in the linear flash market and provides us with new opportunities to promote our ATA product line."

"We believe this transaction is good not only for our stockholders, but also for our customers and employees," said L. Michael Hone, president and CEO of Centennial. "This agreement with Solectron gives our customers access to Solectron's substantial financial


                                    - more -
resources, global reach and technological capabilities. At the same time, this transaction recognizes and leverages the significant value and expertise our employees bring to the engineering and manufacture of custom PC cards."

Solectron will assume responsibility for Centennial's manufacturing facility and corporate headquarters in Wilmington, Mass., and all of Centennial's sales and service offices in the United States and United Kingdom. Solectron expects to offer employment to the more than 140 manufacturing, sales, engineering and related support associates currently employed by Centennial.


SAFE HARBOR

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. In particular, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary government or shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional risks and uncertainties include conditions in the financial markets relevant to the proposed merger, the failure to achieve expected synergy and efficiencies of operations, discontinuity of component supply or availability, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage rapid growth, the ability to manage business integration, risks associated with international sales and operations, environmental regulations, market risk, segment risk, the ability to retain key personnel and intellectual property rights enforcement. For a further list and description of risks and uncertainties, see the reports filed by Solectron with the Securities and Exchange Commission, specifically Solectron's forms 8-K, 10-Q, S-3 and 10-K, and by Centennial under the heading "Factors that May Affect Future Results" contained in Centennial's

                                    - more -
filings with the SEC. Each of Solectron and Centennial disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ABOUT SOLECTRON CORPORATION

Solectron (www.solectron.com), the world's leading supply-chain facilitator, provides a full range of manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. The company, based in Milpitas, Calif., and founded in 1977, employs more than 71,000 people in 60 locations worldwide. Net sales for the first three months of the fiscal year 2001 ended Dec. 1, 2000, was US$5.7 billion. Solectron was the first two-time winner of the Malcolm Baldrige National Quality Award for manufacturing.

SMART Modular Technologies, Inc. is a wholly owned operating company within the Technology Solutions Business Unit of Solectron. SMART, a leading independent manufacturer of memory and I/O products, offers more than 500 products to leading OEMs in the computer, networking and telecommunications industries. The memory product line includes specialty and standard DRAM, Flash memory and SRAM modules and Flash memory cards. The I/O product line includes standard and custom wireless and wireline communications devices and modular I/O sub-systems for client-side and central office applications. SMART operates several specialized manufacturing and design facilities and has access to the worldwide manufacturing operations of Solectron Corporation. More information on SMART can be obtained on the Internet at www.smartmodulartech.com.


ABOUT CENTENNIAL TECHNOLOGIES, INC.

Centennial  Technologies,  Inc.  provides  custom and industry  standard PC
Cards for original equipment manufacturers, and is a global leader in the integration of patented and

                                    - more -
proprietary technology into application-specific cards for commercial, industrial and military markets. Centennial's headquarters and ISO 9001 certified engineering and manufacturing facility are located in Wilmington, Mass., just north of Boston, with sales and services offices in California, Florida, New York, North Carolina, Indiana, Pennsylvania and Texas. Centennial's international sales and service operations are headquartered in the United Kingdom. More information about Centennial is available at www.cent-tech.com.


ADDITIONAL INFORMATION

Solectron intends to file a registration statement on Form S-4 and Centennial intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction, each of which will contain information about the transaction. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available. The registration statement and the proxy statement/prospectus will contain important information about Solectron, Centennial, the transaction and related matters, including detailed risk factors. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http//www.sec.gov, or by directing a request to Solectron at 777 Gibraltar Drive, Milpitas, Calif. 95035, Attention: Thomas Alsborg, telephone: (408) 956-6614, or Centennial at 7 Lopez Road, Wilmington, Mass. 01887, Attention Richard J. Pulsifer, telephone: (978) 805-2323. In addition to the registration statement and the proxy statement/prospectus, Solectron and Centennial file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting Solectron and Centennial at the addresses listed above.

Centennial, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with this transaction. Centennial's directors are: William J. Shea, Eugene M. Bullis, Steven M. DePerrior, Jay M. Eastman, L. Michael Hone,

                                    - more -

David A.  Lovenheim and John J. Shields.  Centennial's  executive  officers are:
L. Michael Hone, President and Chief Executive Officer; Richard N. Stathes, Executive Vice President - Worldwide Sales & Marketing; Jacques Assour, Senior Vice President - Operations; John C. Nugent, Managing Director - Centennial Technologies International Limited; Richard J. Pulsifer, Vice President, Chief Financial Officer and Secretary; and Mary A. Gallahan, Vice President - Administration and Human Resources. Information concerning Centennial's directors and executive officers can be found in documents filed by Centennial with the SEC. Certain directors and executive officers of Centennial may have direct or indirect interest in this transaction due to securities holdings, vesting of options and rights to severance payments if their employment is terminated following the merger. Additional information regarding participants in the solicitation will be contained in the proxy statement/prospectus.

                                       ###